CASINO PLAYERS, INC.
                      2400 N Commerce Parkway, Suite 105
                             Weston, Florida 33326
                                (954) 684-8288

April 9, 2009


VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

 	Re:	Casino Players, Inc.
 		Request to Withdraw
 		Registration Statement on Form S-1 (File No.: 333-158445) Filed on April 6, 2009

Ladies and Gentlemen:

 	Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Casino Players, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-158445), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 6, 2009.

 	The Registration Statement was mistakenly filed on Form S-1. After our discussions with the Commission, we realized that the Registration Statement should have been filed as Amendment No. 4 to Form S-1 (formerly on SB-2) (File
No.: 333:138251). We intend to file the revised Registration Statement according to the Commission's instructions as soon as possible, and we apologize for any confusion or inconvenience with this matter.

 	The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

 	Please send copies of the written order granting withdrawal of the Registration Statement to William Forhan at the Company's address above with a copy to Philip Magri, Esq., The Sourlis Law Firm, The Galleria, 2 Bridge Avenue, Red Bank, NJ 07701.

 	If you have any questions with respect to this matter, please contact Philip Magri at (732) 610-2435.

	       			CASINO PLAYERS, INC.
			BY: 	/s/ William G. Forhan
	 			William G. Forhan, CEO, CFO, and Chairman
 				(Principal Executive Officer)
 				(Principal Financial and Accounting Officer)

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 			 	CASINO PLAYERS, INC.

 			By:	/s/ William Forhan
 			  	Name:	William Forhan
 				Title: President


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